FOIA confidential treatment requested by ANSYS, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

November 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: David Edgar

         Kathleen Collins

Re:	ANSYS, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

File No. 000-20853

Ladies and Gentlemen:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised in your letter dated November 7, 2022 to Nicole Anasenes, Chief Financial Officer of the Company (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K filed February 23, 2022 (the “2021 Form 10-K”).

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for a portion of its response to Staff comment 1. Specifically, the Company requests that a portion of its response to Staff comment 1 that has been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks “[***]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such response contains confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

FOIA confidential treatment requested by ANSYS, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Other Key Business Metric, page 32

Comment and Response No. 1

Please explain to us, and revise your disclosures as necessary to clarify, how you calculate the annualized value of lease contracts for your key business metric of annual contract value (ACV). At a minimum, address the following:

•	Clarify whether ACV is impacted by the timing of revenue recognition (e.g., up-front recognition for the term license).

ACV is not impacted by the timing of revenue recognition associated with up-front recognition of a term license. Please refer to the examples within the next bullet.

In future filings, we will enhance our disclosures by including the following statement, “ACV is not impacted by the timing of license revenue recognition.”

•	Provide us with an example of a term license contract with a mid-year start date to illustrate your calculations.

Examples:

Annual term license contract and annual term maintenance contract on perpetual license:

For purposes of calculating ACV, a $100,000 lease license contract or a $100,000 maintenance contract with a term of July 1, 2022 – June 30, 2023, would each contribute $100,000 to ACV for the year-ended 2022 with no contribution to ACV for the year ended 2023.

Comparatively, for revenue recognition purposes, revenue for a $100,000 lease license contract, where $50,000 is allocated to the license component and $50,000 is allocated to maintenance, would reflect $75,000 recognized for the year-ended 2022 ($50,000 up-front license component and $25,000 ratable component) with $25,000 recognized for the year ended 2023. Revenue for a $100,000 maintenance contract would reflect $50,000 recognized for the year ended 2022 and $50,000 recognized for the year ended 2023.

FOIA confidential treatment requested by ANSYS, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Multi-year term license contract and multi-year term maintenance contract on perpetual license:

For purposes of calculating ACV, a $300,000 lease license or a $300,000 maintenance contract with a term of July 1, 2022 – June 30, 2025, would each contribute $100,000 to ACV in each of the years-ended 2022, 2023 and 2024. There would be no contribution to ACV for the year ended 2025 as each period captures the full annual value upon the anniversary date.

Comparatively, for revenue recognition purposes, revenue for a $300,000 lease license contract where $150,000 is allocated to the license component and $150,000 is allocated to maintenance, would reflect $175,000 recognized for the year ended 2022 ($150,000 up-front license component and $25,000 ratable component) with $50,000 recognized for each of the years ended in 2023 and 2024, followed by $25,000 recognized for the year ended 2025. Revenue for a $300,000 maintenance contract would reflect $50,000 recognized for the year ended 2022, $100,000 recognized for each of the years ended 2023 and 2024, and $50,000 recognized for the year ended 2025.

In future filings, we will enhance our disclosures by including the above narrative examples to offer further clarification on this performance metric.

These examples are illustrated further in the following tables:

$100,000 lease license contract or a $100,000 maintenance contract Term of July 1, 2022 - June 30, 2023

	2022	2023	Total
Lease License Contract
Annualized Contract Value	100,000	—	100,000
FY Revenue	75,000	25,000	100,000
Maintenance Contract on Perpetual License
Annualized Contract Value	100,000	—	100,000
FY Revenue	50,000	50,000	100,000

FOIA confidential treatment requested by ANSYS, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

$300,000 lease license contract or a $300,000 maintenance contract Term of July 1, 2022 - June 30, 2025

	2022	2023	2024	2025	Total
Lease License Contract
Annualized Contract Value	100,000	100,000	100,000	—	300,000
FY Revenue	175,000	50,000	50,000	25,000	300,000
Maintenance Contract on Perpetual License
Annualized Contract Value	100,000	100,000	100,000	—	300,000
FY Revenue	50,000	100,000	100,000	50,000	300,000

•	Explain how your calculations may be impacted if the maintenance or lease contract has a multi-year term and provide us an example of the ACV during each year of the contract.

ACV is not impacted by a multi-year term. Under the multi-year term scenario and a one-year term scenario with renewals each year for the duration of the comparable multi-year term, the ACV is the same. Please refer to the examples above.

•	Tell us the typical terms of your multi-year lease licenses and the percentage of revenue from multi-year lease licenses for each period presented.

Our multi-year lease license term length is typically 3 years and do not include automatic renewals. Each subsequent contract after the existing 3-year contract expires represents a separately negotiated contract. Of our total revenue reported, the up-front license component of multi-year leases reported in software license revenue on the income statement was [***]%, [***]% and [***]% for the years ended December 31, 2021, 2020 and 2019, respectively. The percentages provided only reflect the up-front license component and do not include the second component to the lease contract, maintenance, that is recognized ratably over the life of the lease and is reported within maintenance and service revenue. The separation of lease license maintenance revenue between multi-year and annual licenses is not available because they aren’t tracked separately in our internal accounting system.

FOIA confidential treatment requested by ANSYS, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

•	Explain your reference to “anniversary dates” and to the extent this relates to the renewal date of your contracts, tell us why fixed-term service contracts would renew.

When we refer to the anniversary dates, we are referencing the date of the beginning of the next twelve-month period in a contractually committed multi-year contract. If a contract is three years in duration, with a start date of July 1, 2022, the anniversary dates would be July 1, 2023 and July 1, 2024. We label these anniversary dates as they are contractually committed. This contract would be up for renewal on July 1, 2025. However, our ACV performance metric does not contemplate any assumption of contract renewals, but rather only contractually committed agreements.

Beyond traditional support services, customers may enter into fixed-term service contracts. These service contracts provide for dedicated professional engineers on demand for services at the customer’s direction for a fixed fee, which the customer may choose to renew. This is an immaterial portion of our business and the timing and frequency in which they renew is fundamentally different than software.

In future filings, we will enhance our disclosures by providing the definition of anniversary date.

•	Revise your disclosures to clarify your statement that “summed over the long-term, ACV and revenue are equal” and describe further how this measure differs from GAAP revenue.

Our disclosure on the equality of ACV and revenue (as exhibited under the second bullet above in the examples) is intended to clarify to our investors that, while a separate performance metric, ACV aligns to the total value realized from a customer.

Given that revenue is more volatile due to the upfront revenue recognition of multi-year lease license sales, we provide ACV as a supplemental metric to help evaluate the annual performance of the business. ACV should be viewed independently of revenue and deferred revenue as ACV is a performance metric and is not intended to be combined with any of these items.

In future filings, the examples provided in the second bullet above will offer further clarification regarding this statement.

FOIA confidential treatment requested by ANSYS, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Comment No. 2

We note that you rely on high renewal rates for your annual lease and maintenance contracts. Please tell us the renewal rates for each period covered by your financial statements, including interim periods, and tell us your consideration to quantify such rates in future filings. Alternatively, tell us what measures you use to monitor customer retention and revise to include a quantified discussion of measures. Refer to SEC Release No. 33-10751.

Response 2:

The Company monitors customer retention rates through high-level renewal rate trends. The Company’s estimated customer renewal rates of our lease license and maintenance contracts combined on both a fiscal year and interim basis is approximately 90%. This renewal rate is estimated based on a maximum dollar renewal potential at a customer account level. In a simple example, a customer has $100,000 of maintenance in year 1. In year 2, the customer’s maximum renewal potential would be $100,000. If in year 2 the customer signs a contract for $110,000, that would be considered a 100% renewal rate with $10,000 of new business that is not factored into the renewal rate calculation. The Company believes the renewal estimate of 90% supports the qualitative disclosure of “a high rate of customer renewal” of the Company’s lease license and maintenance contracts.

The Company does not view the renewal rate as a key performance metric and the Company believes that the quantitative measures would not provide readers with a better understanding of its operations. There are a multitude of complex variables that may impact the renewal rates of lease license and maintenance contracts in any reporting period, including, but not limited to, customers who decide to convert from a time-based model to a perpetual license and maintenance arrangement, currency fluctuations and the underlying renewal terms of specific customer contracts. Additionally, we periodically experience customers who may elect to delay or accelerate their renewal to be in line with their own internal budgeting and operational cycles, or to realign annual leases and maintenance contracts to be coterminous. Seasonal fluctuations in the calculated renewal rate may not necessarily indicate a future trend in the Company’s recurring revenues. While adjustments are made to reasonably address these variations in our renewal estimates provided above for material contracts, it is not practicable to make such adjustments across all transactions in a manner that would enable the precision required for a financial quantitative disclosure beyond the qualitative trend currently presented in our disclosures. Additionally, due to the above variables, management is required to monitor the renewal rate on a qualitative, directional basis and individual customer retention is not explicitly tracked and monitored. The Company believes that its qualitative disclosure regarding the high renewal rates is appropriate to contextualize the risk factor for which it is meant to describe, and that the quantitative disclosure of the renewal rates would not be meaningful given the limitations as previously discussed.

FOIA confidential treatment requested by ANSYS, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Results of Operations

Year Ended December 31, 2021, Compared to Year Ended December 31, 2020, page 35

Comment No. 3

You refer to various factors that impacted your revenue growth such as new license and maintenance sales, maintenance renewals, and your recent acquisitions. Where a material change from period-to-period is due to two or more factors, including any offsetting factors, please revise to describe the underlying reasons for the material changes in both quantitative and qualitative terms. Refer to Item 303(b) of Regulation S-K.

Response 3:

The Company respectfully acknowledges the Staff’s comment. We believe that we have disclosed in the 2021 Form 10-K, in accordance with Item 303 of Regulation S-K, the primary factors that drove material year-over-year changes in our results of operations and have included quantification of such factors to the extent material to an investor’s understanding of changes in our results. In future filings, the Company will enhance its disclosures as appropriate in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide quantification of variance factors to the extent material to an investor’s understanding of changes in our results.

*    *     *

FOIA confidential treatment requested by ANSYS, Inc.

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

If you should have any questions concerning the enclosed matters, please contact the undersigned at (724) 820-3713 or Brad Brasser, Esq. of Jones Day, outside counsel to the Company, at (312) 269-4252.

Very truly yours,

/s/ Nicole Anasenes

Nicole Anasenes,

Chief Financial Officer

ANSYS, Inc.

cc:	Brad Brasser, Esq., Jones Day